FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE, 2002

MADISON ENTERPRISES CORP. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News release dated June 5, 2002,
2. News release dated June 10, 2002,
3. Interim financial statements for the period ended April 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.
(Registrant)

Date: July 3, 2002

By:________________________
James G. Stewart

Its: Corporate Secretary
(Title)

MADISON
ENTERPRISES CORP.

2000 - 1055 West Hastings St., Vancouver, BC, Canada, V6E-2E9
Tel. (604) 331-8772 · Fax (604) 331-8773

June 5, 2002

Trading Symbols: TSX Venture - MNP
OTC/BB - MDSEF
Web Site: www.madison-enterprises.com

MADISON ACQUIRES NEVADA GOLD PROPERTY

Madison Enterprises Corp. ("Madison") is pleased to report that it has entered into agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

The Lewis Property is strategically located immediately adjacent to the north and northwest of Newmont Gold's Phoenix Property where reported past production and current mineable reserves exceed nine million ounces of gold. The Lone Tree deposit (53 million tonnes grading 0.061 oz/t gold), the Marigold deposit (11 million tonnes grading 0.03 oz/t gold) and the Trenton Canyon deposit (5 million tonnes grading 0.039 oz/t gold) are located, respectively, fourteen, eight and four miles north of the Lewis Property within the prolific Battle Mountain Trend.

Previous exploration of the Lewis Property has outlined an identical geologic environment to that underlying the Phoenix Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralization style of the Phoenix Property's Fortitude open pit immediately to the south of the Lewis Property boundary with Newmont Gold. The Fortitude deposit is reported to have produced in excess of 2.1 million ounces of gold and to host a remaining mineable reserve of 2.5 million ounces. The Phoenix Property is expected to resume mining operations with the commencement of Newmont's planned pit expansions at the Midas and Fortitude pits.

The Lewis Property hosts multiple zones of mineralization which have been explored to varying degrees over the years. The most advanced gold target on the Lewis Property is the Virgin deposit located immediately to the north of the Lewis-Newmont boundary within the Virgin Structural Zone. On the adjacent Phoenix Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralizing conduit to the favorable calcareous stratigraphy hosting the majority of the reported reserves within the Antler Peak, Battle Mountain and Edna Mountain Formations. Surface exposures and preliminary drilling have traced the Virgin deposit for a minimum strike length of 1,500 feet north from the Lewis-Newmont boundary.

The following table summarizes the significant drill hole results from the Virgin Structural Zone on the Lewis Property:

Hole #*	Section**		Interval (m)	Length (m)	Gold (g/t)
FWL-36	1400N		99.1 - 102.1	3.0	4.6
FWL-37	1000N		15.2 - 27.4	12.2	6.6
FWL-45	950N		41.2 - 48.8	7.6	4.6
FWL-31	900N		67.1 - 77.7	10.6	3.5
			132.6 - 141.8	9.2	1.9
FWL-34	900N		70.1 - 76.2	6.1	7.8
			99.1 - 122.0	22.9	3.6
FWL-39	900N		15.2 - 27.4	12.2	6.6
FWL-44	800N		187.5 - 193.6	6.1	10.0
FWL-11	800N		61.0 - 128.1	67.1	7.9
		incl.	83.8 - 100.6	16.8	16.5
FWL-49	800N		42.7 - 45.7	3.0	9.0
FWL-47	700N		88.4 - 103.7	15.3	6.5
			201.2 - 205.8	4.6	7.1
FWL-43	700N		111.3 - 149.4	41.1	8.9
		incl.	143.3 - 149.4	6.1	46.4
UTX-16	600N		147.9 - 163.2	15.3	4.6
UTX-1	600N		125.0 - 243.9	118.9	2.8
		incl.	150.9 - 178.4	27.5	8.6
UTX-2	550N		132.6 - 199.7	67.1	1.6
		incl.	149.4 - 175.3	25.9	2.7
UTX-3	500N		150.9 - 158.5	7.6	2.5
			196.6 - 211.9	15.3	2.5
UTX-14	500N		61.0 - 73.2	12.2	1.7
UTX-6	300N		99.1 - 115.9	16.8	3.2

* FWL series are pre-1996; UTX series are 1996 drill holes.

** Section 000N is the Lewis-Newmont common east-west boundary and the indicated section distances are in feet, northward from the boundary.

Past drilling at the Virgin deposit was of a preliminary nature as considerable additional potential exists to expand beyond the present dimensions. The mineralization remains open both down-dip and up-dip of the drilled area, as well as along strike to the north and along the undrilled 300 foot strike extent southward to the Lewis-Newmont boundary. The Hider Zone, located 1.5 miles north of the Virgin deposit and postulated to be the northern extension of the Virgin Structural Zone is also a high priority exploration target. Broadly distributed anomalous mineralization within the Hider Zone has been explored only to very shallow levels, well above the most favorable hosting stratigraphy, on the Lewis and Newmont Properties.

A number of additional exploration targets are present on the Lewis Property. The Trinity Structural Zone, located approximately 1 mile northeast of the Virgin deposit, has been the subject of preliminary sampling. To date, only a limited portion of this extensive mineralized structural trend has been evaluated, with a reported average grade (from surface samples and drill hole results) of 2.1 g/t gold along the 2,000 foot strike length evaluated. Another structural zone of interest is the Buena Vista, located approximately 2,000 feet west of the Virgin Structural Zone and which also extends northward from the boundary with Newmont Gold's Phoenix Property. Previous surface, underground and drill hole sampling along a 1,000 foot extent of the Buena Vista Structural Zone reportedly averaged 2.0 g/t gold. A number of other geophysical, geochemical, stratigraphic and structural targets occur throughout this extensive land holding, many of which have only been explored within stratigraphy above the most favorable host geology of the Antler Peak, Battle Mountain and Edna Mountain Formations.

Madison, along with Great American Minerals Exploration LLC ("GAME"), are entitled, pursuant to an exploration and option to purchase agreement dated May 29, 2002 (the "Lewis Agreement") with F.W. Lewis, Inc. ("Lewis") to jointly acquire a 100% interest in the Lewis Property. In order to exercise their option, Madison and GAME must:

(a) pay Lewis

- (i) US$25,000 on execution of the Lewis Agreement;
- (ii) US$2,000 per month from June 1, 2002 to December 1, 2002; and
- (iii) US$3,000 per month thereafter until the purchase option in the Lewis Agreement is terminated or exercised; and
- (ii) US$2,000,000 by December 31, 2007; and

(b) incur exploration expenditures of US$250,000 by December 31, 2002, further exploration expenditures of US$150,000 by December 31, 2003, and at least an additional US$250,000 every year thereafter until the purchase option in the Lewis Agreement is terminated or exercised, provided that GAME and Madison will be allowed to credit excess expenditures in prior periods to subsequent periods.

The Lewis Property is subject to an advance minimum royalty of US$60,000 per year commencing on the exercise of the purchase option, a 5% gross royalty on gold and a 4% net smelter returns royalty on all other metals in favour of Lewis. These royalties can be purchased for US$4,000,000 for a period of one year following the exercise of the purchase option. The purchase price for the royalties increases by US$500,000 per annum on each anniversary of the date of exercise of the purchase option.

The rights of **Madison** and GAME concerning the Lewis Agreement are governed by a joint venture letter agreement between them dated May 23, 2002 (the "GAME Agreement"). Under the GAME Agreement, **Madison** can acquire a 51% interest in the Lewis Agreement by paying GAME US$25,000 on regulatory approval of the acquisition, paying the property payments due pursuant to the Lewis Agreement before December 31, 2004 as described (which total US$111,000) and spending US$650,000 on exploration by December 31, 2004, in accordance with the terms of the Lewis Agreement. **Madison** has an option to acquire a further 9% interest (60% in the aggregate) by paying the property payments due pursuant to the Lewis Agreement from January 1, 2005 to December 31, 2006 (which total US$72,000) and spending a further US$500,000 on exploration by December 1, 2006, with US$250,000 to be spent in each year. **Madison** can elect to keep its interest at 51% whereupon it will enter into a joint venture with GAME for future exploration and development of the Lewis Property, with all costs to be borne by the parties on a pro rata basis. If **Madison** elects to acquire the additional 9% interest (60% in the aggregate), GAME can elect to participate on a 60/40 joint venture basis or to allow **Madison** to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAME non-recourse project financing for GAME's remaining 25% interest.

Madison views the Lewis Property as an exciting gold exploration opportunity, well located within one of Nevada's most prolific mining districts. The proximity of the Lewis Property to Newmont Gold's Phoenix Property Fortitude pit and the direct extension on to the Lewis Property of the hosting stratigraphy, controlling structures and mineralization present in the Fortitude pit offer excellent exploration potential. **Madison's** initial program of exploration will focus on the expansion of the Virgin deposit and preliminary property-wide exploration of the Lewis Property's other numerous mineralized targets, at an estimated cost of US $250,000.

On behalf of the Board of Directors of
MADISON ENTERPRISES CORP.

Chet Idziszek, President

MADISON
ENTERPRISES CORP.
2000 - 1055 West Hastings St., Vancouver, BC, Canada, V6E-2E9
Tel. (604) 331-8772 · Fax (604) 331-8773

June 10, 2002

Trading Symbols: TSX Venture - MNP
OTC/BB - MDSEF
Web Site: www.madison-enterprises.com

PRIVATE PLACEMENT TO FUND NEVADA EXPLORATION

Madison Enterprises Corp. ("**Madison**") is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of 2,400,000 units at a price of $0.25 per unit to generate gross proceeds of $600,000. Each unit will consist of one common share of **Madison** and one half warrant, every full warrant entitling the purchase of an additional common share of **Madison** at a price of $0.30 per share for a period of one year.

Canaccord Capital Corp. ("Canaccord") has agreed to act as **Madison's** agent in respect of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord's election, and a broker's warrant entitling the purchase of up to 360,000 shares of **Madison** at a price of $0.30 per share for a period of one year.

The proceeds of this private placement will be used primarily to fund property payments and exploration of **Madison's** Lewis Property in central Nevada. The first phase of exploration is expected to be comprised of surveying, data compilation, ground geophysics and drilling.

The Lewis Property is strategically located immediately adjacent to the north and northwest of Newmont Gold's Phoenix Property where reported past production and current mineable reserves exceed nine million ounces of gold. Previous exploration of the Lewis Property has outlined an identical geologic environment to that underlying the Phoenix Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralization style of the Phoenix Property's Fortitude open pit immediately to the south of the Lewis Property boundary with Newmont Gold.

On behalf of the Board of Directors of
MADISON ENTERPRISES CORP.

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER **MADISON ENTERPRISES CORP.**			FOR QUARTER ENDED **April 30, 2002**	DATE OF REPORT Y / M / D **2002/06/20**
ISSUER ADDRESS #2000 – 1055 West Hastings Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6E 2E9	ISSUER FAX No. (604) 331-8773	ISSUER PHONE No. (604) 331-8772
CONTACT PERSON James G. Stewart		CONTACT'S POSITION Secretary		CONTACT PHONE No. (604) 331-8772
CONTACT EMAIL ADDRESS Jstewart@mine-tech.com		WEB SITE ADDRESS www.madison-enterprises.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME Chet Idziszek	DATE SIGNED Y / M / D 2002/06/20
DIRECTOR'S SIGNATURE	PRINT FULL NAME James G. Stewart	DATE SIGNED Y / M / D 2002/06/20

FIN 51-901F Rev 2001/3/20

MADISON ENTERPRISES CORP.

QUARTERLY REPORT

APRIL 30, 2002

(Unaudited – Prepared by Management)

Madison Enterprises Corp.
(An exploration stage company)
Consolidated Balance Sheets
As at

(expressed in Canadian dollars)

	April 30, 2002 $ (unaudited)	October 31, 2001 $
ASSETS		
Current Assets:		
Cash and cash equivalents	**1,178,369**	1,127,560
Accounts receivable	**121,143**	40,630
Marketable securities	**10,237**	-
Prepaid expenses and deposits	**59,571**	63,857
	1,369,320	1,232,047
Resource properties and deferred costs	**40,382,083**	40,060,952
Fixed assets	**69,918**	79,267
	41,821,321	41,372,266
LIABILITIES		
Current Liabilities:		
Accounts payable and accrued liabilities	**123,064**	133,149
Shareholders' Equity		
Capital Stock		
Authorized		
100,000,000 common shares without par value		
Issued		
55,539,867 common shares (October 31, 2001 – 46,073,006)	**52,768,698**	51,916,544
Share purchase warrants	**1,167,167**	1,167,167
Deficit	**(12,237,608)**	(11,844,594)
	41,698,257	41,239,117
	41,821,321	41,372,266

Nature of operations and going concern (note 1)
Subsequent events (note 7)

Approved by the Board:____________Director ____________Director

Madison Enterprises Corp.
(An exploration stage company)
Consolidated Statements of Loss and Deficit
For the periods ended
(expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2002 $	Three Months Ended April 30, 2001 $	Six Months Ended April 30, 2002 $	Six Months Ended April 30, 2001 $
General and administrative expenses:				
Audit and accounting	14,949	6,050	17,149	10,350
Bank charges	261	256	599	641
Depreciation	4,747	5,886	9,647	11,827
Donation	-	5,000	-	5,000
Filing fees	8,668	4,570	10,807	8,404
Insurance	-	(1)	-	3,022
Legal	10,919	18,710	22,504	34,579
Office and rent	73,097	61,557	149,598	126,613
Office cost reimbursement	(24,539)	(31,291)	(56,392)	(62,294)
Property exam	-	-	1,761	-
Public relations	23,582	15,199	46,032	30,102
Shareholder information	4,096	4,960	4,096	4,960
Transfer agent's fees	4,665	4,155	5,657	5,060
Travel	12,835	751	14,105	5,663
Wages	72,746	56,431	158,503	112,372
	206,026	152,233	384,066	296,299
Other:				
Interest earned	(4,580)	(23,625)	(9,392)	(56,792)
Loss on settlement of accounts receivable	6,825	-	6,825	-
Write-down of resource property	-	2,267,471	-	2,267,471
Foreign exchange loss (gain)	7,632	(9,891)	11,515	(9,948)
	9,877	2,233,955	8,948	2,200,731
Loss for the period	(215,903)	(2,386,188)	(393,014)	(2,497,030)
Deficit - Beginning of period	(12,021,705)	(8,865,624)	(11,844,594)	(8,754,782)
Deficit - End of period	(12,237,608)	(11,251,812)	(12,237,608)	(11,251,812)
Net loss per share	0.00	(0.05)	0.00	(0.06)

Madison Enterprises Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
For the periods ended
(expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2002 $	Three Months Ended April 30, 2001 $	Six Months Ended April 30, 2002 $	Six Months Ended April 30, 2001 $
Cash flows from operating activities:				
Loss for the period	(215,903)	(2,386,188)	(393,014)	(2,497,030)
Items not involving cash				
Depreciation	4,747	5,886	9,647	11,827
Loss on settlement of accounts receivable	6,825	-	6,825	-
Write-down of resource property	-	2,267,471	-	2,267,471
Change in non-cash working capital items relating to operating activities				
Net decrease in prepaid expenses and deposits	4,286	2,140	4,286	411
Net increase in accounts receivable	(43,979)	(2,629)	(97,575)	(20,134)
Net increase (decrease) in accounts payable and accrued liabilities	11,259	(69,979)	(9,707)	(116,827)
	(232,765)	(183,299)	(479,538)	(354,282)
Cash flows from financing activities:				
Capital stock issued for cash	807,468	151,283	807,468	151,283
Proceeds from shares allotted not yet issued	-	-	-	-
	807,468	151,283	807,468	151,283
Cash flows from investing activities:				
Purchase of fixed assets	-	(6,507)	(298)	(6,507)
Expenditures on resource properties	(156,552)	(213,880)	(276,823)	(1,025,469)
	(156,552)	(220,387)	(277,121)	(1,031,976)
Increase (decrease) in cash and cash equivalents	418,151	(252,403)	50,809	(1,234,975)
Cash and cash equivalents - Beginning of period	760,218	1,959,378	1,127,560	2,941,950
Cash and cash equivalents - End of period	1,178,369	1,706,975	1,178,369	1,706,975

Supplemental Cash Flow Information (note 7)

1. Nature of Operations and Going Concern

The Company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition. The Company will have to raise additional funds to complete exploration and subsequent development, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain financing that may be required, and to ultimately obtain profitability, and accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or Native land claims, and title may be affected by undetected defects.

2. Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001.

3. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company, except as described below.

Marketable Securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

4. Resource Properties and Deferred Costs

	Mt. Kare, Papua New Guinea $	Other $	Totals $
Balance, February 28, 2001	40,060,952	-	40,060,952
Acquisition - legal	-	10,642	10,642
Assays	1,110	-	1,110
Camp/Office	1,512	-	1,512
Communications	6,975	-	6,975
Community Relations	263	-	263
Compensation Payments	6,070	-	6,070
Contractors- Computers/Drafting	25,789	-	25,789
Evaluation of Alluvial Resource	2,006	-	2,006
Food Supplies and Catering	3,534	-	3,534
Fuel Supplies	(754)	-	(754)
Geologic Staff	127,076	-	127,076
Helicopter	17,647	-	17,647
Land & Legal	99	-	99
Lawyer Fees	22,697	-	22,697
Licence Fees	4,208	-	4,208
Local Labour-Wages	21,702	-	21,702
Outside Contractors- Community Relations	27,392	-	27,392
Port Moresby Office	18,287	-	18,287
Travel & Accommodation	22,883	1,993	24,876
	308,496	12,635	321,131
Balance, April 30, 2002	40,369,448	12,635	40,382,083

5. Capital Stock

The Company's authorized share capital consists of 100,000,000 common shares without par value.

	Number of Shares	Amount $
Balance, October 31, 2001	46,073,006	51,916,544
Compensation (a)	446,861	44,686
Private Placement (b)	9,020,000	807,468
Balance, April 30, 2002	55,539,867	52,768,698

a) During the period ended April 30, 2002, the Company issued a total of 446,861 common shares, valued at $44,686, to certain employees and consultants as compensation for a reduction in remuneration.

b) During the period ended April 30, 2002, the Company issued 8,700,000 units at a price of $0.10 per unit, generating proceeds of $807,468 (net of $32,000 in commission and $30,532 in issuance costs). Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the purchase of an additional common share of the Company at a price of $0.12 per share as to 4,000,000 warrants and at a price of $0.14 as to 350,000 warrants, in both cases until September 21, 2003.

In connection with this placement, the Company paid a finder's fee of 320,000 units and $32,000 in commission. The Company also issued brokers warrants entitling the purchase of up to 910,000 common shares of the Company at a price of $0.12 per share as to 900,000 warrants and at a price of $0.14 as to 10,000 warrants, in both cases until September 21, 2003.

6. Related Party Transactions

The Company incurred the following expenses with directors and a company related by way of directors in common during the six months ended April 30, 2002, and 2001:

	April 30, 2002 $	April 30, 2001 $
Legal fees expensed	16,338	31,057
Legal fees charged to resource properties and deferred costs	24,838	44,355
Legal fees charged to share issue cost	14,163	-
Accounts receivable (c)	74,635	9,188

a) As at April 30, 2002, accounts payable include $18,390 (October 31, 2001 - $13,536) due to officers and directors of the Company.

b) During the period ended April 30, 2002, the Company recorded reimbursement of $56,392 (2001 - $62,294) for rental of office space and certain shared office costs, from companies related by way of directors in common.

c) During the period ended April 30, 2002, the Company funded general and administrative expenses of $74,635 for companies related by way of directors in common, pursuant to cost sharing arrangements with such companies. At April 30, 2002, accounts receivable include $90,538 (October 31, 2001 - $15,903) due from these companies.

7. Supplemental Cash Flow Information

During the period ended April 30, 2002, the Company conducted the following non-cash transactions:

a) Issued 446,861 common shares, valued at $44,686 to certain employees and consultants as compensation for a reduction in remuneration.

b) Received marketable securities with a market value of $10,237 in settlement of $17,062 of accounts receivable resulting in a loss on settlement of accounts receivable of $6,825.

8. Segmented Information

The Company has one operating segment, the exploration and development of mineral properties located principally in Papua New Guinea. All fixed assets are held in Canada.

9. Subsequent Event

Subsequent to April 30, 2002, the Company entered into agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada. The Company paid US $25,000 on execution of the agreement.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS ENDED APRIL 30, 2002

1. **(a) Deferred costs:**

See Schedule A – Notes to Interim Financial Statements, Note 4. *"Resource properties and deferred costs"*

(b) Breakdown of Office and Rent costs:

Office	$	56,501
Rent		93,097
	$	149,598

(c) Breakdown of Public Relations costs:

Expenses	$	5,677
Fax charges		955
Investor relations consultants		38,800
Internet		600
	$	46,032

2. **Expenditures made to non-arm's length parties:**

See Schedule A – Notes to Interim Financial Statements, Note 6.

3. **(a) Securities issued during the period:**

See Schedule A – Notes to Interim Financial Statements, Note 5.

(b) Options granted during the period:

No options were granted during the quarter ended April 30, 2002.

4. **(a) Authorized and issued share capital at April 30, 2002**

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	55,539,867	$52,768,698

(b) Summary of options and warrants outstanding at April 30, 2002

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	3,250,580	$0.17	March 6, 2006
Warrants	3,175,000	$1.50	November 17, 2002
Warrants	4,000,000	$0.12	September 21, 2003
Agent Warrants	900,000	$0.12	September 21, 2003
Warrants	350,000	$0.14	September 21,2003
Agent Warrants	10,000	$0.14	September 21, 2003

(c) Share in escrow or subject to a pooling agreement as at April 30, 2002

	Number of Shares
Escrow	NIL

5. List of Directors and Officers as at June 20, 2002

Name	Position
Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Catherine McLeod-Seltzer	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the "Company")

MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED APRIL 30, 2002

During the six months ended April 30, 2002, the Company carried out a non-brokered private placement of 8,700,000 Units at a price of $0.10 per Unit to generate proceeds of $870,000. Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.12 as to 8,000,000 units and at a price of $0.14 as to 700,000 units, in both cases until September 21, 2003. In connection with this placement, the Company paid a finder's fee of 8% of the gross proceeds payable half in cash and half in units ($32,000 and 320,000 units) and issued brokers warrants entitling the purchase of up to 900,000 shares at a price of $0.12 and 10,000 shares at a price of $0.14 per share, in both cases until September 21, 2003. The proceeds from this private placement will be used to fund the resumption of exploration on the Mt. Kare gold property.

OPERATIONS AND FINANCIAL CONDITION

At April 30, 2002, the Company had total assets of $41,821,321 as compared with $41,372,266 at October 31, 2001. This decrease is due principally to general and administrative expenses. Working capital at April 30, 2002 increased to $1,246,256 from working capital of $1,098,898 at October 31, 2001. The Company's largest cash outflow in the three and six month periods ended April 30, 2002 was as a result of general and administrative expenses of $206,026 and $384,066, respectively. During the three and six month periods ended April 30, 2001, the Company's largest cash outflow resulted from investments in resource properties of $213,880 and $1,025,469, respectively.

During the three and six month periods ended April 30, 2002, the Company recorded interest income of $4,580 and $9,392, respectively and a foreign exchange loss of $7,632 and $11,515, respectively. During the three and six month periods ended April 30, 2001, the Company recorded interest income of $23,625 and $56,792, respectively, a foreign exchange gain of $9,891 and $9,948, respectively, and a write-down of resource properties of $2,267,471 in both periods.

General and administrative expenses for the six month period ended April 30, 2002 were $384,066, up from $296,299 for the six month period ended April 30, 2001 due principally to increased rent, public relations costs and wages. During the six month period ended April 30, 2002, the Company incurred expenses of $129,974 with parties not at arm's length to the Company. These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $55,339 and office costs incurred on behalf of companies with directors in common totalling $74,635 pursuant to cost sharing arrangements with such companies. During the six month period ended April 30, 2001, the Company incurred expenses of $84,600 with parties not at arm's length to the Company. These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $75,412 and office costs incurred on behalf of companies with directors in common totalling $9,188 pursuant to cost sharing arrangements with such companies. The net loss for the six month period ended April 30, 2002 was $393,014 or $0.00 per share as compared with a net loss for the six month period ended April 30, 2001 of $2,497,030, or $0.06 per share.

Expenses for the three month period ended April 30, 2002 were $206,026, up from $152,233 for the three month period ended April 30, 2001 due principally to increased rent, public relations costs and wages. During the three month period ended April 30, 2002, the Company incurred expenses of $65,258 with parties not at arm's length to the Company. These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $42,927 and office costs incurred on behalf of companies with directors in common totalling $22,331 pursuant to cost sharing arrangements with such companies. During the three month period ended April 30, 2001, the Company incurred expenses of $46,263 with parties not at arm's length to the Company. These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $37,075 and office costs incurred on behalf of companies with directors in common totalling $9,188 pursuant to cost sharing arrangements with such companies. The net loss for the three month period ended April 30, 2002 was $215,903 or $0.00 per share as compared with a net loss for the three month period ended April 30, 2001 of $2,386,188, or $0.05 per share.

CAPITAL STOCK

During the three and six month periods ended April 30, 2002, the Company issued 8,700,000 Units at a price of $0.10 per Unit to generate proceeds of $870,000. Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.12 as to 8,000,000 units and at a price of $0.14 as to 700,000 units, in both cases until September 21, 2003. In connection with this placement, the Company paid a finder's fee of 8% of the gross proceeds payable half in cash and half in units ($32,000 and 320,000 units) and issued brokers warrants entitling the purchase of up to 900,000 shares at a price of $0.12 and 10,000 shares at a price of $0.14 per share, in both cases until September 21, 2003.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern. In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.

Management reviews annually the carrying value of the Company's interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company announced that it had entered into agreements whereby it has the option to acquire up to a 75% interest in the Lewis Property, a contiguous block of 381 unpatented and 8 patented claims located in Lander County covering some 20 square miles in the Battle Mountain District of central Nevada.

Subsequent to the end of the period, the Company also announced that it had, subject to regulatory approval, arranged a brokered private placement of 2,400,000 units at a price of $0.25 per unit to generate gross proceeds of $600,000. Each unit will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.30 per share for a period of one year. In connection with the placement, the Company has agreed to pay a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units, and a broker's warrant entitling the purchase of up to 360,000 shares of the Company at a price of $0.30 per share for a period of one year.

The proceeds of this private placement will be used primarily to fund property payments and exploration of the Lewis Property. The first phase of exploration is expected to be comprised of surveying, data compilation, ground geophysics and drilling.